August 15, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy and Transportation

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Irene Barberena-Meissner

Re:	APA Corporation

Registration Statement on Form S-4

Filed August 8, 2025

File No. 333-289400

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, APA Corporation hereby requests acceleration of the effective date of its Registration Statement on Form S-4 (File No. 333-289400) (the “Registration Statement”). We respectfully request that the Registration Statement become effective as of 10:00 a.m., Washington, D.C. time, on August 19, 2025, or as soon as practicable thereafter.

Please contact Troy Harder, of Bracewell LLP, counsel to the Company, at (713) 221-1456, if you have any other questions or concerns regarding this request. In addition, please notify Mr. Harder by telephone when this request for acceleration has been granted.

Very truly yours,

APA Corporation

By:	/s/ Aneil Kochar
Name:	Aneil Kochar
Title:	Vice President and Treasurer